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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
                                 (RULE 14D-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          MARINE TRANSPORT CORPORATION
                       (NAME OF SUBJECT COMPANY (ISSUER))

                          CROWLEY MARITIME CORPORATION
                                      AND
                            SHILOH ACQUISITION, INC.
(NAME OF FILING PERSONS (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER PERSON))

                    COMMON STOCK, PAR VALUE $0.50 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  567912-10-0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            WILLIAM P. VERDON, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                          CROWLEY MARITIME CORPORATION
                          155 GRAND AVENUE, 7TH FLOOR
                               OAKLAND, CA 94612
                                 (510) 251-7574
                 (NAME, ADDRESS AND TELEPHONE NUMBERS OF PERSON
    AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING
                                    PERSONS)

                                   COPIES TO:

                             RICHARD V. SMITH, ESQ.
                       ORRICK, HERRINGTON & SUTCLIFFE LLP
                               400 SANSOME STREET
                            SAN FRANCISCO, CA 94111
                                 (415) 773-5830

                           CALCULATION OF FILING FEE

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                   TRANSACTION VALUATION*                         AMOUNT OF FILING FEE**
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                        $48,635,916                                       $9,727
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

 * Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying the $7.00, the per share tender offer price, by 6,947,988, the sum of (i) 6,205,013 currently outstanding shares of Common Stock sought in the Offer, (ii) outstanding options with respect to 636,975 shares of Common Stock and (iii) 106,000 shares of restricted stock.

** Calculated as 1/50 of 1% of the transaction value.

[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid:    None                                Filing Party:  Not Applicable
   Form or Registration No.:  Not Applicable                      Date Filed:    Not Applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.

     [ ] issuer tender offer subject to Rule 13e-4.

     [ ] going-private transaction subject to Rule 13e-3.

     [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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     This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Shiloh Acquisition, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Crowley Maritime Corporation, a Delaware corporation ("Parent"), to purchase all of the outstanding shares of Common Stock, par value $0.50 per share (the "Shares"), of Marine Transport Corporation, a Delaware corporation (the "Company"), at a purchase price of $7.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 5, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1) and (a)(2), respectively, which together with any amendments or supplements thereto, collectively constitute the "Offer." This Schedule TO is being filed on behalf of Purchaser and Parent.

     The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO. The Agreement of Merger, dated as of December 20, 2000, among Parent, Purchaser and the Company, a copy of which is attached as Exhibit (d)(1) hereto is incorporated herein by reference with respect to Items 5 and 11 of this Schedule TO.

ITEM 10. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Not applicable.

ITEM 12. MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1)    Offer to Purchase, dated January 5, 2001.
    (a)(2)    Form of Letter of Transmittal.
    (a)(3)    Form of Notice of Guaranteed Delivery.
    (a)(4)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees.
    (a)(5)    Form of Letter to Clients for use by Brokers, Dealers,
              Commercial Banks, Trust Companies and Other Nominees.
    (a)(6) Form of Letter to holders of share certificates dated prior to June 18, 1998 bearing the name "OMI Corp."
    (a)(7)    Form of Guidelines for Certification of Taxpayer
              Identification Number on Substitute Form W-9.
    (a)(8)    Summary Advertisement as published in The Wall Street
              Journal on January 5, 2001.
    (a)(9)    Joint Press Release issued by Parent and the Company on
              December 20, 2000.(1)
    (b)       None.
    (d)(1)    Agreement of Merger, dated as of December 20, 2000, among
              Parent, Purchaser and the Company. (The disclosure letter to such agreement is not filed herewith and the sections of the disclosure letter are listed on the last page of Exhibit
              (d)(1). Purchaser and Parent hereby undertake to furnish supplementally a copy of any omitted section of the disclosure letter to the Securities and Exchange Commission upon request.)
    (d)(2)    Confidentiality Agreement, dated June 20, 2000, between
              Parent and the Company.
    (g)       None.
    (h)       None.

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(1) Incorporated by reference to Parent's Schedule TO-C, filed December 20,
    2000.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

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     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          SHILOH ACQUISITION, INC.

                                          /s/ WILLIAM P. VERDON
                                          --------------------------------------
                                          Name: William P. Verdon
                                          Title: Secretary

                                          CROWLEY MARITIME CORPORATION

                                          /s/ WILLIAM P. VERDON
                                          --------------------------------------
                                          Name: William P. Verdon
                                          Title: Senior Vice President

Date: January 5, 2001

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                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                               DOCUMENT
-------                              --------
(a)(1)     Offer to Purchase, dated January 5, 2001
(a)(2)     Form of Letter of Transmittal.
(a)(3)     Form of Notice of Guaranteed Delivery.
(a)(4)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees.
(a)(5)     Form of Letter to Clients for use by Brokers, Dealers,
           Commercial Banks, Trust Companies and Other Nominees.
(a)(6)     Form of Letter to holders of share certificates dated prior to June 18, 1998 bearing the name "OMI Corp."
(a)(7)     Form of Guidelines for Certification of Taxpayer
           Identification Number on Substitute Form W-9.
(a)(8)     Summary Advertisement as published in The Wall Street
           Journal on January 5, 2001.
(a)(9)     Joint Press Release issued by Parent and the Company on
           December 20, 2000.(1)
(b)        None.
(d)(1)     Agreement of Merger, dated as of December 20, 2000, among
           Parent, Purchaser and the Company. (The disclosure letter to such agreement is not filed herewith and the sections of the disclosure letter are listed on the last page of
           Exhibit(d)(1). Purchaser and Parent hereby undertake to
           furnish supplementally a copy of any omitted section of the disclosure letter to the Securities and Exchange Commission upon request.)
(d)(2)     Confidentiality Agreement, dated June 20, 2000, between
           Parent and the Company.
(g)        None.
(h)        None.

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(1) Incorporated by reference to Parent's Schedule TO-C, filed December 20,
    2000.

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